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                                                                    Exhibit 11.1


                     GENESEE & WYOMING INC. AND SUBSIDIARIES
                    COMPUTATION OF EARNINGS PER COMMON SHARE
                    (in thousands, except per share amounts)


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                                                              Three Months Ended        Nine Months Ended
                                                              September 30, 2002        September 30, 2002
                                                              ------------------        ------------------
BASIC EARNINGS PER SHARE CALCULATION:

Net income available to common shareholders .......               $ 6,732                     $18,969

Weighted average number of shares
  of common stock .................................                14,729                      14,655

Earnings per share - basic ........................               $  0.46                     $  1.29

DILUTED EARNINGS PER SHARE CALCULATION:

Net income ........................................               $ 7,025                     $19,848

Weighted average number of shares of common stock and common stock equivalents outstanding:

  Weighted average number of shares
    of common stock ...............................                14,729                      14,655

  Common stock equivalents issuable under stock
   option plans ...................................                   409                         453

  Common stock equivalents applicable to
   Redeemable Convertible Preferred Stock .........                 2,446                       2,446

  Weighted average number of shares of common stock
   and common stock equivalents - diluted .........                17,584                      17,554

Earnings per share - diluted ......................               $  0.40                     $  1.13
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